May 23, 2016

Daniel F. Duchovny

Securities and Exchange Commission

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549-3628

Re:	Apollo Residential Mortgage, Inc.—Schedule 13E-3 (File No. 005-86477)
Apollo Commercial Real Estate Finance, Inc.—Form S-4 (File No. 333-210632)

Dear Mr. Duchovny:

On behalf of our client, Apollo Residential Mortgage, Inc. (“AMTG”), and on behalf of Apollo Commercial Real Estate Finance, Inc. (“ARI” and, together with AMTG, the “Companies”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated May 4, 2016 (the “Comment Letter”), with respect to AMTG’s above referenced Schedule 13E-3 filed on April 7, 2016 (the “Schedule 13E-3 Filing”) and ARI’s above referenced Registration Statement on Form S-4 filed on April 6, 2016 (the “Registration Statement”). Earlier today, AMTG filed via EDGAR Amendment No. 1 to Schedule 13E-3 (“Schedule 13E-3 Amendment No. 1”). In addition, ARI filed via EDGAR Amendment No. 1 to the Registration Statement (“S-4 Amendment No. 1” and together with Schedule 13E-3 Amendment No. 1, the “Amendments”). The Amendments reflect the Companies’ responses to the Comment Letter as well as certain revised and supplemental information. For your convenience, marked copies of the Amendments indicating changes against the Schedule 13E-3 Filing and the Registration Statement, respectively, are being provided to the Staff via email.

The comments of the Staff are set forth below in bold, followed by the respective responses of the Companies to each.

Securities and Exchange Commission

May 23, 2016

SCHEDULE 13E-3

General

1.	Please advise us as to what consideration was given to whether Messrs. Michael A. Commaroto, chief executive officer of both Apollo Residential Mortgage, Inc. (“AMTG”) and ARM Manager, LLC (“AMTG Manager”), the external manager and indirect subsidiary of Apollo Global Management, LLC., and Frederick N. Khedouri, chairman of AMTG, as well as Messrs. Jeffrey M. Gault and Stuart A. Rothstein, chairman and chief executive officer of Apollo Commercial Real Estate Finance, Inc. (“ARI”), respectively, are affiliates engaged in the going private transaction and therefore should be identified as filing persons pursuant to Rule 13e-3. In this regard, we note disclosure that AMTG’s management agreement will be reassigned to ARI, that at the time of the execution of the merger agreement, Mr. Commaroto was granted ARI restricted stock units, and certain compensation arrangements between Mr. Commaroto and AMTG Manager appear to be still subject to negotiation. We also note disclosure that AMTG Manager, on behalf of AMTG, participated in the preliminary discussions and negotiations of the going private transaction with Apollo and various Apollo affiliates, including ARI, and Messrs. Gault and Rothstein will serve as chairman and chief executive officer of the combined company, respectively. Lastly, we note that Apollo Capital Management, L.P. and Apollo Global Real Estate Management, L.P. are the sole managing members of AMTG Manager and ARI Manager, respectively. As such, please advise us to what consideration was given as to whether Apollo Capital Management, L.P. and Apollo Global Real Estate Management, L.P., and the partners thereunder pursuant to General Instruction C to Schedule 13E-3, should be named as filing persons and tell us why you believe these entities and partners are not affiliates engaged, directly or indirectly, in the going private transaction. For guidance, refer to Rule 13e-3(a)(1) and Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Response:

In response to the Staff’s comment, we submit that Messrs. Commaroto and Khedouri have not been included as filing persons because Messrs. Commaroto and Khedouri are not directly or indirectly “engaged in” the transaction within the meaning of Rule 13e-3 and related Staff interpretations. The Commission has noted, in Compliance and Disclosure Interpretation (“C&DI”) 201.05, that members of senior management of the issuer in a going-private transaction are consistently deemed to be affiliates of that issuer and that such members of management will likely be deemed to have “engaged in” a transaction if they would “hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies . . . whether through the ownership of voting securities, by contract, or otherwise’).” Additionally, C&DI 201.01 notes that members of management will be more likely required to file a Schedule 13E-3 if the transaction would lead to increases in consideration to be received by management or alterations in management’s employment agreements favorable to such management. Neither Mr. Commaroto nor Mr. Khedouri participated in the negotiations of

Securities and Exchange Commission

May 23, 2016

the terms of the transaction. Such terms were negotiated, as described in the Registration Statement, on behalf of (i) AMTG by a special committee of AMTG’s board of directors comprised of independent directors (the “AMTG Special Committee”) and its advisors and (ii) ARI by a special committee of ARI’s board of directors comprised of independent directors (the “ARI Special Committee”) and its advisors. Although Mr. Commaroto will receive certain consideration in connection with the transaction, Mr. Commaroto’s role in management of the combined company following the consummation of the transaction is expected to be transitional and temporary, as he will be assisting with ARI’s liquidation of the assets of AMTG. Mr. Khedouri will not receive any consideration in connection with the transaction, other than the merger consideration in respect of shares of AMTG common stock owned by him, and will not have any role in the management of the combined company. Upon the consummation of the transaction, neither Mr. Commaroto nor Mr. Khedouri will (i) hold more than one percent (1%) of the combined company’s outstanding equity securities, (ii) occupy a seat on the board of the combined company, or (iii) otherwise be in a position to ‘control’ the combined company.

Furthermore, in our analysis, we noted Mr. Commaroto’s position as chief executive officer of AMTG and the AMTG Manager and took into account the fact that the AMTG Manager considered various possible alternatives for AMTG including a combination of AMTG with ARI. None of these facts alters our conclusion that Mr. Commaroto is not engaged in the transaction because Mr. Commaroto did not participate in the decision of the AMTG Special Committee to engage in discussions with ARI regarding a business combination. As described in the Registration Statement, Mr. Commaroto was informed of the ongoing discussions among representatives of Apollo, ARI, ARI Manager and Athene regarding the potential acquisition of AMTG and of ARI’s decision to present a business combination proposal to AMTG.

In further response to the Staff’s comment, we submit that Messrs. Gault and Rothstein have not been included as filing persons because Messrs. Gault and Rothstein are neither “affiliates” of AMTG nor “engaged in” the transaction within the meaning of Rule 13e-3 and related Staff interpretations. According to Rule 13E-3(a)(1), an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. The term “control” means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise” under Rule 12b-2. Although the Commission has noted, in C&DI 201.05, that members of senior management of the issuer in a going-private transaction are consistently deemed to be affiliates of that issuer, Messrs. Gault and Rothstein are not directors or members of senior management of AMTG and do not control, are not controlled by, and are not under common control with AMTG. In fact, AMTG is managed by ARM Manager, LLC (the “AMTG Manager”) and neither Mr. Gault nor Mr. Rothstein manage, or participate in the operations of, the AMTG Manager. ARI is separately managed by ACREFI Management, LLC (the “ARI Manager”). Mr. Rothstein’s positions as an officer of the ARI Manager and as a partner and the Chief Operating Officer-Real Estate of Apollo Global Management, LLC (“Apollo”) do not result in Mr. Rothstein having or sharing any right to control AMTG and, therefore, do not cause him to be an affiliate of AMTG. In addition, neither Mr. Gault nor Mr. Rothstein hold more than one percent (1%) of AMTG’s outstanding equity securities. Therefore, neither Mr. Gault nor Mr. Rothstein is an affiliate of AMTG within the meaning of Rule 13e-3 and related Staff interpretations.

Securities and Exchange Commission

May 23, 2016

Furthermore, Messrs. Gault and Rothstein are not “engaged in” the transaction within the meaning of Rule 13e-3 and related Staff interpretations. Although Messrs. Gault and Rothstein will serve as chairman and chief executive officer of the combined company, respectively, neither Mr. Gault nor Mr. Rothstein will hold more than [one percent (1%)] of the combined company’s outstanding equity securities upon the consummation of the transaction. In addition, the transaction will not lead to increases in consideration to be received by Mr. Gault and Mr. Rothstein, as they will continue to serve the combined company in the same capacities as they currently serve ARI. Moreover, there will be no change to Mr. Rothstein’s employment agreement with any affiliate of Apollo, which will continue in full force and effect. Mr. Gault will receive customary compensation for his services as director. Additionally, Mr. Rothstein was not a member of the ARI Special Committee that negotiated the terms of the transaction. As described in the Registration Statement, when the ARI Special Committee authorized Mr. Rothstein to contact AMTG’s management team to discuss ARI’s interest in a business combination, the ARI Special Committee instructed Mr. Rothstein not to discuss any financial terms related to such transaction. Therefore, neither Mr. Gault nor Mr. Rothstein are “engaged in” the transaction within the meaning of Rule 13e-3 and related Staff interpretations.

In further response to the Staff’s comment, we submit that Apollo Capital Management, L.P. (“Apollo Capital” ) and Apollo Global Real Estate Management, L.P. (“Apollo Real Estate”), and the partners thereunder, have not been included as filing persons because none of them are “engaged in” the transaction within the meaning of Rule 13e-3 and related Staff interpretations. Although Apollo Capital and Apollo Real Estate are the sole managing members of the AMTG Manager and the ARI Manager, respectively, neither Apollo Capital nor Apollo Real Estate nor their respective representatives were involved in negotiating the terms of the transaction on behalf of AMTG or ARI. In addition, the partners of Apollo Capital and Apollo Real Estate were not involved in negotiating the terms of the transaction on behalf of AMTG or ARI, respectively, and did not participate in meetings with AMTG’s board of directors or ARI’s board of directors, respectively. The AMTG Manager and the ARI Manager are named as filing persons in deference to the Staff’s established practice of broadly construing the applicability of Rule 13e-3. That approach was taken even though (i) the AMTG Manager’s contractual relationship with AMTG does not cause it to control AMTG, (ii) the AMTG Manager did not participate in the negotiation of the terms of the transaction, (iii) the ARI Manager has no direct relationship with AMTG (although it is an affiliate of the AMTG Manager) and (iv) the ARI Manager did not participate in the negotiation of the terms of the transaction. Apollo, the ultimate controlling entity of both Apollo Capital and Apollo Real Estate, is also named as a filing person. Respectfully, under these circumstances, it is unnecessary to add Apollo Capital or Apollo Real Estate as a filing person.

Furthermore, unlike certain other filing persons, none of Apollo Capital, Apollo Real Estate and their respective partners is party to the merger agreement or is the intermediate or ultimate parent of any party to the merger agreement. Additionally, none of these entities were formed in connection with the transaction; rather, these entities have been in existence for several years and were formed for other business purposes.

Securities and Exchange Commission

May 23, 2016

SCHEDULE 13E-3

General

2.	General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise your disclosure to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including additional filing persons added in response to the prior comment and all persons and entities associated with these corporate entities, including Apollo Global Management, LLC.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 25-32 of S-4 Amendment No. 1.

3.	We note ARI’s entry into an asset purchase agreement with Athene USA subsidiaries Athene Annuity & Life Assurance Company and Athene Annuity and Life Company in connection with this going private transaction. Please provide us your analysis supporting your determination not to include Athene Holding Ltd., Athene USA, Athene Annuity & Life Assurance Company and Athene Annuity and Life Company as filing persons.

Response:

In response to the Staff’s comment, we submit that Athene Holding Ltd., Athene USA Corporation, Athene Annuity & Life Assurance Company and Athene Annuity and Life Company (collectively, the “Athene Parties”) have not been included as filing persons because none of the Athene Parties is directly or indirectly “engaged in” the going private transaction within the meaning of Rule 13e-3 and related Staff interpretations.

Exchange Act Rule 13e-3 requires that any person be included as a filing person if (i) the person is an affiliate of the issuer and (ii) the person is engaged, directly or indirectly, in the going private transaction. As noted in Section II.D.3 of the Current Issues and Rulemaking Projects Outline dated as of November 14, 2000, the determination of whether a person is an “affiliate” of the issuer is a separate issue from whether such person is “engaged in” a going private transaction, and each issue depends on all of the relevant facts and circumstances of the transaction. Because we submit that none of the Athene Parties is engaged, directly or indirectly, in the going private transaction, this response does not address the question of whether any of the Athene Parties is an affiliate of AMTG.

The role of the Athene Parties in the transaction is that of a third-party financing source and a third-party acquirer of assets and is limited to: (i) a commitment to provide ARI a term loan of up to $200 million; (ii) an agreement to purchase up to approximately $1.2 billion of primarily non-agency residential mortgage backed securities from ARI; and (iii) a commitment to purchase up to $20 million of shares of common stock

Securities and Exchange Commission

May 23, 2016

of ARI in the open market in compliance with Rule 10b-18 during the first 30 trading days following the closing of the merger if the quoted price is less than $16.75 (the “Stock Purchase Commitment” and collectively, the “Athene Transactions”). The Athene Transactions were negotiated exclusively between the Athene Parties and ARI on an arm’s length basis and approved by a special sub-committee of the conflicts committee of Athene Holding Ltd., comprised entirely of independent directors. The completion of the Athene Transactions is not a condition to the closing of the going private transaction, and the going private transaction is not subject to any approval or consent right of any of the Athene Parties.

None of the Athene Parties is a party to the merger agreement among AMTG, ARI and Merger Sub. None of the Athene Parties was involved in initiating, structuring, negotiating or approving any of the terms or conditions of the merger. No representatives of the Athene Parties participated in any meetings of the AMTG Special Committee or the ARI Special Committee relating to the merger. While Hope S. Taitz is an independent director of the AMTG Board and is an independent director of the board of Athene Holding Ltd., she was not a member of the AMTG Special Committee that negotiated and recommended the going private transaction or a member of the special sub-committee of the conflicts committee of Athene Holding Ltd. that approved the Athene Transactions.

Schedule 13E-3 C&DI 201.05 indicates that an important aspect of the Staff’s analysis is whether or not the management of the company that is going private ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the company in addition to senior management positions and (iii) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2. Applying these considerations by analogy to the Athene Parties in the current transaction, we note that:

Equity. After the consummation of the going private transaction, the Athene Parties will not own any equity in the combined company, except to the extent Athene USA Corporation may be required to purchase shares of ARI in the open market in compliance with Rule 10b-18 pursuant to the Stock Purchase Commitment for purposes of providing additional liquidity to the stockholders of ARI for a limited period of time. The maximum amount of shares that Athene USA Corporation could be required to purchase pursuant to the Stock Purchase Commitment ($20 million) is not material as ARI’s market capitalization as of May 17, 2016 was approximately $1.06 billion. Furthermore, Athene USA Corporation does not intend to hold any such shares beyond the 180-day period after each purchase required under the Stock Purchase Commitment.

Board Seats. The Athene Parties do not, and after the consummation of the going private transaction will not, have any right to appoint or nominate any director of the combined company, and no employee, officer or director of the Athene Parties will be a director of the combined company.

Control. After the consummation of the going private transaction, the Athene Parties will not be in a position to control the combined company within the meaning of Exchange Act Rule 12b-2. The Athene Parties will not have the power to direct or cause the direction of the management or policies of the combined company, set or implement the combined company’s strategies, hire or terminate members of the combined company’s management, nominate or appoint any directors of the combined company or direct the day-to-day or long-term operations or management of the combined company.

Securities and Exchange Commission

May 23, 2016

Based on the aforementioned factors, none of the Athene Parties is directly or indirectly “engaged in” the going private transaction within the meaning of Rule 13e-3 and related Staff interpretations, and accordingly we have not included them as filing persons.

4.	Please remove the first sentence of the final paragraph of the Introduction section that the filing of the Schedule 13E-3 shall not be construed as an admission that AMTG is “controlled” by any filing person or affiliate of a filing person for purposes of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer. Please also revise pages 67, 69 and 70, accordingly.

Response:

The Companies note their belief that the statement is an accurate reflection of the position of the filing persons. The filing on Schedule 13E-3 was made in deference to the Staff’s established practice of broadly construing the applicability of Rule 13e-3 and not because the filing persons determined the filing was required by Rule 13e-3. The filing persons believe that the filing persons reasonably may be viewed as not being “affiliates” of AMTG for the reasons specified in the Companies’ response to the Staff’s comment #1 hereto, including, for example, that none of the entities in question owns any meaningful amount of shares of common stock of AMTG, that a majority of AMTG’s directors are independent directors not employed by affiliates of the manager and that Apollo does not have the right to appoint any set number of directors.

We note that a similar legend appeared in successive Schedule 13E-3 filings made in 2014 in respect of the merger transaction involving KKR Financial Holdings LLC, and KKR & Co. L.P. (the “KKR Transaction”). The KKR Transaction is analogous to our transaction because KKR & Co. L.P. held a similar percentage of KKR Financial Holdings LLC as Apollo holds of AMTG, did not have board appointment rights and the only contract between the two entities was a management contract.

5.	Please revise the accompanying proxy statement/prospectus to include all information required by Item 1003(a)-(c) and remove the narrative disclosure under Item 3 to your Schedule 13E-3. Please note that as a “shell document,” the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement/prospectus in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Thus, please revise to ensure that the information disclosed in the Schedule 13E-3 appears in the proxy statement/prospectus and is incorporated by reference in the Schedule 13E-3. Lastly, please ensure that you provide the information required by Item 1003 of Regulation M-A for each person specified in General Instruction C to Schedule 13E-3. For example, we are unable to locate information regarding Mr. Weidler. This comment also applies to your discussion of the expenses incurred or estimated to be incurred in connection with the mergers and transactions as required by Item 10 of Schedule 13E-3 and corresponding Item 1007 of Regulation M-A.

Securities and Exchange Commission

May 23, 2016

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 1 of Schedule 13e-3 Amendment No. 1 and pages 25-32 of S-4 Amendment No. 1.

REGISTRATION STATEMENT ON FORM S-4

General

6.	As you know, the staff is reviewing your Form 10-K for the fiscal year ended December 31, 2015, and the staff has issued comments in connection with that review. To the extent comments issued in the review of your Form 10-K also apply to your registration statement on Form S-4, please revise accordingly. Please note that we will not be in a position to declare your registration statement effective until you have resolved all comments raised on the Form 10-K.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that none of the comments issued in the review of ARI’s Form 10-K apply to ARI’s Registration Statement.

7.	Please fill in the blanks. Given the significance and quantity of the blanks in your filing, note that we may have further comment.

Response:

The Companies note that the consideration to be paid to AMTG common stockholders will be determined as of the date that is three business days prior to the mailing of the Proxy Statement. While the Companies have filled in the blanks to the best of their ability at this time, the Companies are unable to fill in certain blanks which relate to information that can be determined only as a result of the pricing date calculation and will do so in a pre-effective filing amendment to the Registration Statement.

8.	Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

Response:

In response to the Staff’s comment, the Companies have filed a form of proxy card.

9.	Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-3 in a “Special Factors” section in the front of the proxy statement/prospectus and caption the disclosure as such. Refer to Rule 13a-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary and that you avoid duplication among the Summary and the Questions and Answers about the Mergers and the Special Meeting sections.

Securities and Exchange Commission

May 23, 2016

Response:

In response to the Staff’s comment, the Companies have revised the disclosure beginning on page 25 of S-4 Amendment No. 1 to include a Special Factors section.

Cover Letter

10.	We note your reference in the second paragraph to conditions “set forth in the merger agreement.” Tell us what consideration you have given to including a reference to your disclosure in the prospectus instead of referring to the merger agreement.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on the Cover Letter of S-4 Amendment No. 1 to reference the disclosure in the prospectus instead of referring to the merger agreement.

Summary, page 9

11.	Please clearly explain each filing person’s reasons for engaging in this transaction at this time as opposed to other times in the company’s history. Refer to Item 7 of Schedule 13E-3 and corresponding 1013(a) and (c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 11, 38-39, 47-48 and 52 to explain why each of AMTG and ARI has engaged in this transaction at this time as opposed to other times in either of AMTG’s or ARI’s history.

Voting by AMTG’s Directors and Officers in the Transactions, page 19

12.	We note several statements here and elsewhere indicating that the merger consideration was determined through “arm’s-length negotiations” between the special committees of ARI and AMTG. Please delete all references to “arm’s-length negotiations” as such references are inappropriate in a going private transaction by affiliates.

Response:

The Companies note that each of the Special Committees of AMTG and ARI had extensive charters with plenary power that afforded them the ability to decline the proposed transactions. Moreover, the members of each Special Committee are made up of independent directors who exercise independent judgment. The two Special Committees negotiated whether a transaction could occur at all as well as all of the terms and conditions of the transactions. As such, the Companies believe that the transactions were in fact determined through “arm’s-length negotiations.” In light of the foregoing, we respectfully request the Staff reconsider this comment.

Securities and Exchange Commission

May 23, 2016

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETING

What is the Proposed Transaction, page 1

13.	We note the first potential negative factor on page 62 and narrative underlying Morgan Stanley’s financial opinion regarding the formulation of the per share common stock merger consideration. Please revise to provide a brief explanation of the mechanics of the merger consideration and explain that AMTG common stockholders will be adversely affected by any decrease in the trading price of shares of ARI common stock between the pricing date as contemplated by the merger agreement and the completion of the mergers. Also, please clarify that AMTG is not permitted to terminate the merger agreement solely because of changes in the market price of shares of ARI common stock.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 1 of S-4 Amendment No. 1 to explain that AMTG stockholders will be adversely affected by any decrease in the trading price of shares of ARI common stock between the pricing date as contemplated by the merger agreement and the completion of the mergers and to clarify that AMTG is not permitted to terminate the merger agreement solely because of changes in the market price of shares of ARI common stock. The Companies further note that they believe the mechanics of the merger consideration have been described in the first paragraph of the section entitled “Questions and Answers about the Mergers and the Special Meeting” beginning on page 1 of the S-4 Amendment No. 1.

Why are ARI and AMTG proposing the mergers?, page 1

14.	Please disclose the closing price per share of AMTG and ARI common stock as of February 25, 2016, the last day prior to announcement of the going private transaction, and what premium the per share stock consideration represents over such closing price. Please update accordingly.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 1-2, page 11 and page 47 of S-4 Amendment No. 1 to disclose the closing price per share of AMTG and ARI common stock as of February 25, 2016 and the premium per share the consideration, based on the assumptions stated, represents over such closing price. The Companies note that the actual premium received by the AMTG shareholders cannot be calculated until the pricing date.

Cautionary Statement Regarding Forward-Looking Statements, page 39

15.	Please note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Questions and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove this reference.

Securities and Exchange Commission

May 23, 2016

Response:

In response to the Staff’s comments, the Companies have revised the disclosure on page 111 of S-4 Amendment No. 1 to remove the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

THE MERGERS AND RELATED TRANSACTIONS

Background of the Transactions, page 48

16.	Please revise here and throughout the proxy statement/prospectus to disclose the names of directors and officers of AMTG (and AMTG Manager’s Member), ARI (and ARI Manager), Athene and Apollo that participated in meetings, discussions and negotiations. In addition, to the extent you are able to specify the dates meetings took place, please do so instead of referring to, for example, the fall of 2015 or November 2015.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure throughout S-4 Amendment No. 1 to disclose the names of directors and officers that participated in meetings, discussions and negotiations and have specified the dates certain meetings took place to the best of the individuals’ recollections.

17.	We note your broad discussion on page 49 of alternatives considered by the AMTG board and AMTG Manager. Please revise to provide a more detailed description of the other strategic transactions considered during these discussions and the reasons those alternatives were rejected. In doing so, please disclose the identity of the various Apollo affiliates and/or portfolio companies of funds considered. Refer to Item 7 of Schedule 13E-3 and corresponding Item 1013(b) and (c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 33-34 of S-4 Amendment No. 1.

18.	Please provide further detail on the nature of the alternatives to a financing arrangement and asset sale with Athene, and explain why the alternatives were not pursued and rejected.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 38-39 of S-4 Amendment No. 1.

19.	Please revise the last paragraph on page 50 to clarify the authority given to the AMTG Special Committee. For example, did it have the authority to negotiate a transaction or reject a transaction?

Securities and Exchange Commission

May 23, 2016

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 35 of the S-4 Amendment No. 1 to clarify the authority given to the AMTG Special Committee.

20.	Please revise the first full paragraph on page 51 to clarify why the AMTG Special Committee did not believe Latham’s prior work for Apollo and its affiliates did not affect Latham’s ability to provide legal services to the committee in connection with the Potential Transaction. Apply this comment also to similar disclosure relating to the engagement of Venable.

Response:

In response to the Staff’s comments, the Companies have revised the disclosure on page 36 of S-4 Amendment No. 1 to clarify why the AMTG Special Committee did not believe that Latham or Venable’s prior work affected their ability to provide legal services.

21.	Please explain how merger consideration from the preliminary non-binding indicative proposal dated January 11, 2016 was determined. Similarly, please explain how AMTG Special Committee determined the merger consideration for the counterproposal dated February 5, 2016.

Response:

In response to the Staff’s comment, S-4 Amendment No. 1 has been revised on pages 39 and 42.

22.	Quantify, to the extent possible, the value of a purchase price of 82.5% of AMTG’s book value. Also, provide a percentage breakdown of the offer price between cash and stock. Apply this comment to similar disclosure elsewhere.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 39-44 of S-4 Amendment No. 1 to disclose estimations as to the value of a purchase price of 82.5%, 85.25%, 87.75% and 89.25% of AMTG’s book value and to provide a percentage breakdown of the offer price between cash and stock.

23.	We note disclosure on page 52 that the AMTG Special Committee concluded that a discounted cash flow analysis would not be a useful method for valuing companies in AMTG’s history, but rather a liquidation analysis and historical trading prices of comparable companies would be a more appropriate valuation method. Please disclose the basis for this determination. Refer to Question and Answer 20 of the Exchange Act Release No. 34-17719.

Securities and Exchange Commission

May 23, 2016

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 38 of S-4 Amendment No. 1 to disclose the basis for the determination that a discounted cash flow would not be a useful method for valuing companies in AMTG’s industry.

24.	Please revise to explain in further detail the transaction terms discussed during the January 18, 2016 meeting between the ARI Special Committee and the AMTG Special Committee, and summarize the material components of the financial advisors’ subsequent discussions regarding possible improvements in the proposed purchase price and other transaction terms, as well as the feedback provided by Morgan Stanley regarding ARI’s initial proposal.

Response:

In response to the Staff’s comment, S-4 Amendment No. 1 has been revised on pages 39-40.

25.	We note the disclosure for the entry for February 2, 2016 relating to the retention and severance agreements for Mr. Commaroto and his team. With a view toward revised disclosure, please tell us whether these arrangements had been discussed prior to February 2, 2016.

Response:

The retention and severance agreements for Mr. Commaroto and his team had not been discussed by the board of directors of AMTG or the AMTG Special Committee prior to February 2, 2016. The discussions on those topics had theretofore only been between Mr. Commaroto and his employer, the AMTG Manager. We note that Mr. Commaroto is not an employee of AMTG.

AMTG’s Reasons for the Transactions and Recommendation of AMTG’s Board of Directors, page 60

26.	We note in the fourth bullet point on page 60 your assumption of AMTG’s common equity book value per share. With a view toward revised disclosure, please tell us why the premium of the consideration is related to an assumed book value amount.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 47 to contemplate the inclusion of the actual book value amount as of the pricing date.

27.	Revise the third bullet point on page 61 to quantify the expected accretion to ARI’s common equity book value.

Securities and Exchange Commission

May 23, 2016

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 48 of S-4 Amendment No. 1 to quantify the expected accretion to ARI’s common equity book value.

28.	We note your disclosure on pages 61 and 62 regarding the possibility that a liquidation process may or may not result in a lower per share return than the mergers as both a potential positive and negative factor. Please disclose the basis for these factors. Refer to Question and Answer 20 of Exchange Act Release No. 34-17719.

Response:

In response to the Staff’s comments, the Companies have revised the disclosure on page 48 of S-4 Amendment No. 1.

29.	Please address, here and throughout the proxy statement as necessary, how AMTG, in relying on Morgan Stanley’s opinion, was able to reach the fairness determination as to unaffiliated security holders given that Morgan Stanley’s fairness opinion addressed fairness with respect to security holders other than ARI, Merger Sub, or any subsidiary of ARI, Merger Sub or AMTG, rather than all security holders unaffiliated with the company.

Response:

The Companies note that the Morgan Stanley opinion covers all unaffiliated holders because each of the specified exceptions is an affiliated holder.

Position of AMTG as to the Fairness of the Mergers, page 68

30.	Please ensure to include a summary of the fairness determination made by each filing person, not just AMTG, ARI and Apollo. We note disclosure from pages 68-71. Further note that if any filing person based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt the analysis and discussion as their own in order to satisfy the disclosure obligation. Refer to Question and Answer 20 of Exchange Act Release No. 34-17719.

Response:

Based upon the analysis provided in response to Comment 1, the Companies believe that each filing person under Schedule 13e-3 has made the requested disclosure.

31.	Please make the statement required by Item 1014(d) of Regulation M-A, or direct us to responsive disclosure appearing in the filing. Refer to General Instruction E to Schedule 13E-3, which requires that negative responses to Item 8 be affirmatively disclosed.

Securities and Exchange Commission

May 23, 2016

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 57 of S-4 Amendment No. 1 to affirmatively disclose the negative response to Item 8.

32.	Please explain how the filing persons and financial advisors have made fairness determinations given that the forecasted value of the merger consideration is based upon an estimate and is subject to adjustment under certain circumstances. Please describe the recourse, if any, that AMTG common stockholders have in the event the forecasted consideration changes and advise us of whether or not the financial advisors intend to update their opinion, including any portions of its analyses, following changes in the forecasted value of the consideration. If the financial advisors do not intend to update their opinions, please explain why. We note your risk factor disclosure on page 30.

Response:

The Companies note that the value of the merger consideration is not based upon an estimate, but rather upon a formula based on book value that operates in a manner similar to an exchange ratio and, as such, the actual amount of the merger consideration will be determined prior to effectiveness of the Registration Statement. The AMTG Special Committee views book value, which is widely used in the industry by companies and analysts, as the appropriate valuation metric for mortgage REITs. The Companies further note the current risk factor disclosure that indicates that AMTG stockholders will be adversely affected by a decrease in the trading price of ARI common stock between the pricing date and completion of the merger and also note that the recourse available to AMTG common stockholders in the event that the forecasted consideration changes in a manner adverse to such stockholders is for such stockholders to vote against the transactions. Finally, the Companies note that, for the foregoing reasons and as is customary in transactions of this type, the special committees of the boards of directors of the Companies do not intend to request updated financial opinions delivered to such special committees based on the value of the merger consideration as determined at the time of execution of the merger agreement.

33.	Refer to the first bullet point on pages 68 and 69. Please explain how the merger agreement and transactions between ARI and Athene USA were in the “best interests” of AMTG and its stockholders.

Response:

In response to the Staff’s comments, the Companies have revised the disclosure on page 57 of S-4 Amendment No. 1.

34.	Please note that the disclosure in this section and on page 69 does not appear to fully consider the requirements of Item 1014 of Regulation M-A. Thus, please consider revising your disclosure to include a discussion in the context of reaching a fairness determination that expressly addresses factors listed in Instruction 2(i)-(iii), (v) and (vii) to Item 1014 of Regulation M-A. Refer to Question and Answer 20 of the Exchange Act Release No. 34-17719. On a related note, we note that the board of directors adopted the special committee’s conclusions and that the special committee considered the opinion and presentation by Morgan Stanley. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, revise to state whether the Special Committee adopted the analysis and conclusions of Morgan Stanley.

Securities and Exchange Commission

May 23, 2016

Response:

In response to the Staff’s comments, the Companies have revised the disclosure on pages 48 and 56 of S-4 Amendment No. 1 to discuss the factors listed in Instruction 2(i)-(iii), (v) and (vii) to Item 1014 of Regulation M-A and to disclose that the AMTG Special Committee adopted the analysis and conclusions of Morgan Stanley.

35.	On a further related note, we note that Morgan Stanley appears to not have provided information about the comparable companies or transactions it evaluated in connection with its Comparable Company and Premiums Paid analyses (pages 73-74). Please disclose how the Special Committee and the board of directors evaluated these analyses without access to such information.

Response:

AMTG notes that this information was provided to the AMTG Special Committee and board of directors of AMTG and has been disclosed in the exhibits to the Schedule 13e-3 Filing (please see, for example, Exhibit (c)(3), page 14, Exhibit (c)(4), p.5, Exhibit (c)(5), pages 5, 7 and Appendix A to the presentation titled “Public Company Profile,” and Exhibit (c)(7), page 11.

OPINION OF THE FINANCIAL ADVISOR TO THE AMTG SPECIAL COMMITTEE

Comparable Company Analysis, page 73

36.	Please indicate whether there were other comparable companies that Morgan Stanley excluded from the analysis and, if so, why. Please provide similar disclosure for the analysis in the Premiums Paid and Liquidation, and with respect to the Buyer Analysis on page 76.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 62-65 of S-4 Amendment No. 1.

37.	Please expand your disclosure to describe with greater specificity Morgan Stanley’s criteria for determining that the cited transactions were appropriate for comparative analysis.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 62-65 of S-4 Amendment No. 1.

Securities and Exchange Commission

May 23, 2016

General, page 81

38.	Revise the last paragraph in this section to provide more detailed disclosure responsive to Item 1015(b)(4) of Regulation M-A. Name the AMTG and ARI affiliates to which Morgan Stanley provided services and the fees received from each such engagement.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 71 of S-4 Amendment No. 1 to provide more detailed disclosure responsive to Item 105(b)(4) of Regulation M-A and to name the AMTG and ARI affiliates to which Morgan Stanley provided services and the fees received from such engagement.

Certain AMTG Unaudited Prospective Financial Information, page 95

39.	We note the inclusion of prospective financial information on pages 95 and 97 have not been prepared in accordance with GAAP. Please provide the reconciliation required by Item 100(a) of Regulation G is required. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

Response:

The Companies have included a cross-reference to these projections in Schedule 13e-3 Amendment No. 1 so that it clarifies that these projections were disclosed as being responsive to Item 1015 of Regulation M-A and note that Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. The Staff has previously stated (in Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures) that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. Because the projections in question are disclosed pursuant to Item 1015 of Regulation M-A through Item 9 of Schedule 13e-3, the Companies respectfully believe that the exemption from Regulation G and Item 10(e) of Regulation S-K should apply.

40.	Please disclose the assumptions made in preparing these projections.

Response:

The Companies refer to their response to Comment 39.

Certain ARI Unaudited Prospective Financial Information, page 97

41.	With a view toward revised disclosure, please tell us why the projections disclosed here are different from those on page 16 of Morgan Stanley’s presentation dated February 25, 2016.

Securities and Exchange Commission

May 23, 2016

Response:

The Companies note that the various Morgan Stanley presentations included some minor discrepancies due to rounding but are otherwise the same.

Interests of AMTG’s Directors and Officers in the Transaction, page 99

42.	Revise the disclosure in this section to disclose the cash proceeds each director and officer will receive for any shares, options, or other securities as a result of the transaction.

Response:

The Companies note that the cash proceeds each director and officer will receive for any shares, options, or other securities will not be determined until the pricing date.

Where You Can Find More Information, page 207

43.	Refer to the section captioned “AMTG’s Filings.” While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule 13E-3 does not permit forward-incorporation by reference. Please confirm that the Schedule 13E-3 will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise

Response:

In response to the Staff’s comment, the Companies confirm that the Schedule 13e-3 will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4.

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or under the federal securities laws of the United States.

Securities and Exchange Commission

May 23, 2016

If you would like to discuss any aspect of this letter, please contact the undersigned at (212) 906-1242 or by email thomas.christopher@lw.com. Please send written correspondence relating to this filing to the undersigned by email and, in the case of Securities and Exchange Commission orders, with the original by mail to Thomas Christopher, Latham & Watkins LLP, 885 Third Avenue, New York, NY, 10022.

Very truly yours,

/s/ Thomas Christopher

cc:	Raymond Lin
William Cernius
Steven Epstein
Abigail Bomba